Exhibit 99.6

CORPBANCA AND SUBSIDIARIES

Monthly Financial Report Summary
As of and for the month ended August 31, 2012

The interim financial information of CorpBanca as of and for the month ended August 31, 2012 has been published on our website in accordance with circular No. 18 of the Superintendency of Banks and Financial Institutions dated September 1, 2008.

CONSOLIDATED BALANCE SHEET (PRINCIPAL ITEMS) (1)
MCh$
Total loans	9,673,045
Total assets	13,069,270
Current accounts and demand deposits	996,422
Time deposits and savings accounts	7,283,739
Borrowings from financial institutions	976,114
Debt issued	1,720,981
Equity Attributable to:	956,353
Bank equity holders	904,568
Minority interest	51,785

CONDENSED CONSOLIDATED INCOME STATEMENT (2)
MCh$
Total operating revenue	257,812
Provisions for loan losses	(33,996)
Operating expenses	(143,326)
Operating income	80,490
Income attributable to investments in other companies	(77)
Income before taxes	80,413
Income taxes	(9,077)
Net income for the period	71,336
Bank equity holders revenue	71,731
Minority interest revenue	(395)

This financial information shall be considered provisional until the official figures are published by the Superintendency of Banks and Financial Institutions.

Juan Antonio Vargas Matta	Fernando Massu T.
Accounting Manager	Chief Executive Officer

(1)
On May 29, 2012, Corpbanca acquired a 51% equity interest in Banco Santander Colombia S.A.  As of May 31, 2012, CorpBanca published its consolidated financial statements with Banco CorpBanca Colombia (formerly Banco Santander Colombia, S.A.).

(2)	Regarding the acquisition date, as of June 30, 2012 CorpBanca is including Banco CorpBanca Colombia results in its financial statements.

COMMENTS

As of August 31, 2012, CorpBanca had consolidated income of Ch$10,018 million, which was similar to the previous month.  For the eight months trailing August 31, 2012, our consolidated income was Ch$71,731 million.  During August 2012, CorpBanca continued to increase its total operating revenue (24.3% in August and 26% over the trailing twelve months).  Additionally, a lower effective tax rate related to the foreign exchange rate compensated for the expenses in provisions for losses and  penalties (Ch$ 4,589 million), and the slight rise in consolidated support expenses (Ch$1,384 million).

Banco CorpBanca Colombia's contribution to the consolidated total operating revenue continues to demonstrate the benefits of our diversification.  The operating income from our operations in Chile increased during August 2012 by nearly 14% (mainly due to the lower impact of the UF variation in August) and Banco CorpBanca Colombia helped to increase such results.  With our new business model, the ratio of total operating revenue to average consolidated assets was 3.4% in the 12 months trailing August 31, 2012.

The increase in our expenses in provisions for losses and penalties stem from the following situations in Chile and Colombia: (i) increased risk in our portfolio from the salmon Chilean industry; and (ii) additional provisions for our consumer portfolio in Colombia, along with a slight increase in defaults in the retail segment.  Banco CorpBanca Colombia has one of the lowest levels of arrears in the Colombian industry (1.8% for periods of more than 30 days).

Our consolidated and individual returns on average assets1 represented a ratio of 13.9% and 17.0%, respectively in the 12 months trailing July 2012 which were affected by an increase of 43% in our realized capital (between May and June 2012).  The consolidated and individual income on average assets represented 1% and 1.1%, respectively in the 12 months trailing August 31, 2012.

Banco CorpBanca maintained a moderate growth in its consolidated loan portfolio (1% in August 2012), with a total portfolio of Ch$9,673 million, from which our Chilean operation represented 82% (Ch$7,943,916 million).  Our business in Chile represented more than US$16,600 million, which resulted in an 8.3% market share in July 2012.  As we mentioned in previous reports, our market position has been driven by our commercial loans.  In July 2012, our commercial loans segment’s market share was 10.4% .

Banco CorpBanca Colombia had a market share of 2.9% in June 2012 (ranked in 10th place in the Columbian industry rankings), increasing 21 basis points during the six months trailing June 31, 2012.

1 Assets = Average owners’ equity excluding net income and provisions for minimum dividends.